JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

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VIA EDGAR

June 12, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C.  20549

Re:       China Fruits Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 14, 2008
File No. 000-22373
Form 10-QSB/A for the Quarter Ended March 31, 2008
Filed May 19, 2008
File No. 000-22373

Dear Ms. Jenkins:

China Fruits Corporation is in receipt of your comment letter dated May 27, 2008 for the filings referenced above.  We expect to file a response within the next ten business days.

Very truly yours,

/s/ Jared P. Febbroriello
JPF SECURITIES LAW, LLC

By:Jared P. Febbroriello, Esq. LL.M.
      Principal